 1-A/A LIVE 0001681287 XXXXXXXX 024-10670 false false false Mobodexter Inc. DE 2013 0001681287 7370 61-1725366 5 2 616 CORPORATE WAY, SUITE 2-6564, VALLEY COTTAGE NY 10989 845-510-5888 Andy Altahawi Other 127192.38 0.00 0.00 290000.00 417192.38 13347.23 20188.00 33535.23 383657.15 417192.38 124657.30 4485.27 0.00 120172.03 0.00 0.00 N/A Common 20000000 N/A N/A N/A 0 n/a N/A None 0 N/A N/A true true false Tier1 Unaudited Equity (common or preferred stock) N N N Y N N 3900000 523188 1.00 3900000.00 0.00 0.00 0.00 3900000.00 false true CA CO FL IL NJ NY NC TX VA CA CO FL IL NJ NY NC TX VA false MOBODEXTER , INC. Common Stock 20000000 0 267,391 Section 4(a)(2) and sections 4(a)(6) and 4A of the Securities Act of 1933 and Crowdfunding 227.100-503) and